NO ACT

PE
1-29-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE [redacted]

10011174

March 30, 2010

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Received SEC
MAR 30 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-30-10

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

Dear Mr. Smith:

This is in response to your letter dated January 29, 2010 concerning the shareholder proposal submitted to Wal-Mart by Lawrence S. Albert. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Lawrence S. Albert
11342 Pine Street
Omaha, NE 68144

March 30, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

The proposal requires all Wal-Mart stores to stock regularly "a minimum of one shelf stable locally produced packaged food for each 1,000 non-perishable SKU's (individually stocked products) in each of its grocery departments."

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations. In this regard, we note that the proposal relates to offering locally produced products for sale by the company. Proposals concerning the sale of particular products are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wal-Mart relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Walmart
Save money. Live better.
702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

Legal

Erron W. Smith
Assistant General Counsel – Corporate Division

January 29, 2010

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Lawrence S. Albert

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from Walmart's proxy materials for its 2010 Annual Shareholders' Meeting (the "*2010 Proxy Materials*"). The Proposal was submitted to Walmart by Mr. Lawrence S. Albert (the "*Proponent*"). Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2010 Proxy Materials for the reasons described below. A copy of the Proposal is attached hereto as Exhibit A.

Walmart expects to file its 2010 Proxy Materials with the Commission on or about April 19, 2010. Walmart intends to begin printing the 2010 Proxy Materials on or about April 15, 2010, so that it may begin mailing the 2010 Proxy Materials no later than April 19, 2010. Accordingly, Walmart would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal would "require all [Walmart] stores to regularly stock a minimum of one shelf stable locally produced packaged food for each 1,000 non-perishable SKU's (individually stocked products) in each of its grocery departments." As the Proposal explains, for its purposes, "locally produced" means "having been packaged within 150 miles of any given store and excludes all perishable foods, e.g., dairy, baked, meat, fresh produce, etc."

II. Background.

Walmart is the world's largest retailer as measured by net sales. Its net sales exceeded $401 billion for its fiscal year ended January 31, 2009 ("*Fiscal 2009*"). Walmart conducts numerous customer transactions each day at its now more than 8,400 units throughout the world. Walmart is also the United States' largest grocer and has substantial grocery operations in a number of the other countries in which it operates.

Many of the units that Walmart operates around the world include full-line grocery departments or are stand-alone grocery stores. The full-line grocery departments in our largest store format in the United States, our supercenters, typically offer products with thousands of distinct SKUs[1], with a large percentage of those SKUs representing non-perishable items. Walmart's grocery departments frequently include locally-produced food items, especially locally-grown fruits and vegetables.

Walmart has demonstrated a commitment to sourcing locally-grown food items when feasible. Approximately 70 percent of Walmart's produce sold in the United States is sourced from U.S. suppliers. In recent years, Walmart has expanded programs that support local farmers and economies. For example, Walmart sources 12 million pounds of peaches from 18 different states. Customers can find locally-grown apples in 17 states, locally-grown sweet potatoes in seven states, and cranberries from 50 small growers across the country. Walmart is continuing to look for more opportunities to support local American farmers.

III. Grounds for Exclusion.

The Company believes that the Proposal is excludable from the 2010 Proxy Materials because:

1. it involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7) under the Exchange Act; and

2. the Company does not have the power to implement the requirements of the Proposal as contemplated by Rule 14a-8(i)(6).

A. The Proposal may be excluded from the 2010 Proxy Materials because it involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7).

---

1 The reference to "SKU's" in the Proposal is to "Stock Keeping Units" ("*SKUs*"), which are standardized codes assigned to distinctive products. For example, Brand A's cola drink will have a distinctive SKU, while Brand A's sugar-free cola drink will have its own distinctive and different SKU.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the Proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Staff also there stated that "[t]he second consideration [underlying the policy] relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Walmart recognizes that the Staff indicated in the 1998 Release that certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable" under Rule 14a-8(i)(7). However, it is important to note that, in the 1998 Release, the Staff listed the "retention of suppliers" as one of the examples of "tasks ... so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter be subject to direct shareholder oversight." After giving consideration to these matters and the nature of the Proposal, the Company believes that it may exclude the Proposal because it relates to Walmart's ordinary business operations.

Although Walmart is one of the world's largest companies, the nature of Walmart's business is simple: Walmart buys goods from suppliers and sells those goods at retail to consumers. As a result, few, if any, decisions made by Walmart and its associates (*i.e.*, its employees) more directly relate to or have a more dramatic impact on Walmart's day-to-day operations than the decision of what products Walmart buys for sale in its U.S. units and its other stores and Sam's Clubs worldwide. Nothing is more central to the ordinary business operations of the Company or, in the Staff's words in the 1998 Release, "fundamental to management's ability to run [Walmart] on a day-to-day basis" than the choice of products Walmart purchases for sale to its millions of loyal customers around the world.

The Proposal seeks to impose very exacting requirements on that fundamental element of management's conduct of the Company's business operations by dictating that Walmart must seek out, purchase and sell at each of its over 8,400 stores and Sam's Clubs worldwide a very specific number of distinct shelf stable packaged food products produced within 150 miles of that store or Sam's Club.[2] Whether Walmart's

[2] To comply with the Proposal's requirements, Walmart associates (i.e., employees) would have to determine the number of SKUs of non-perishable items in the grocery departments of each of Walmart's stores and Sam's Clubs, and then go about finding the necessary number of locally-produced packaged food products within the 150-mile radius around the store or Sam's Club. If a store has, for example, a total of 20,000 non-perishable items with distinctive SKUs in its grocery department, under the Proposal's requirements that store would have to stock 20 shelf stable packaged food products produced within 150 miles of the store.

stores and Sam's Clubs will carry any such items and the number of such products to be carried are ordinary business matters of the most obvious kind, involving decisions regarding the availability of products, whether the products will appeal to Walmart's customers at a particular store or members at a particular Sam's Club, the prices at which the products would be sold, the terms of purchase from the supplier and whether the quality of the products and conditions under which they are produced meet Walmart's standards. Very clearly, the Proposal seeks to micro-manage Walmart by, in the words of the Staff in the 1998 Release, "probing too deeply into a matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" and to manage Walmart's retention of certain suppliers.

The Company recognizes that, in Staff Legal Bulletin No. 14C, the Staff reminded registrants that proposals that relate to ordinary business matters, but that focus on "sufficiently significant social policy issues" are not excludable under Rule 14a-8(i)(7) because such proposals would "transcend the day-to-day business matters . . . ." The Proposal does not address any social policy issue sufficiently significant to make its subject matter transcend the day-to-day business matters of the Company. Although the Proponent attempts to frame the proposal as a social issue (*e.g.*, by suggesting that the Company's operations in local markets harm local businesses), business competition is a business issue and not the type of social policy issue that makes a proposal transcend day-to-day business matters. In fact, the implementation of the Proposal would serve the interests of certain food producers and other companies, such as the Proponent's company, The Single Source, Ltd., which, according to its website, offers consulting services to food producers, including regarding marketing of products. The policy sought to be advanced here is a business-related policy, not a social policy issue.

The Staff has consistently taken the position that proposals whose subject matter relates to the products sold by a company may be excluded from the retailer's proxy materials pursuant to Rule 14a-8(i)(7)—even when those products may be deemed to raise significant social policy issues. When it has concurred with the registrant that a product-related proposal may be excluded under Rule 14a-8(i)(7), the Staff has typically expressly indicated that ordinary business operations are involved because the proposal relates to the sale of a particular product.

Within relatively recent history, product-related proposals seeking to prohibit the sale of certain products have outnumbered proposals seeking to require registrants to sell certain products. However, where a proposal has sought to require sale of particular products, the Staff has typically concurred with the registrant's conclusion that the proposal could be excluded under Rule 14a-8(i)(7). For example, in *McDonald's Corporation* (April 10, 1991), the Staff concurred that the registrant could exclude a proposal seeking to have the registrant sell a particular type of vegetarian food product.

More typically, product-related proposals seek to have the registrant cease selling particular types of product. A quite pertinent example is the proposal that was the subject of *Wal-Mart Stores, Inc.* (March 9, 2001) and that requested the Company to stop selling handguns and their accompanying ammunition at its stores. Most recently, in *PetSmart, Inc.* (April 8, 2009), the Staff concurred with the registrant's conclusion that it could exclude a proposal whose subject matter was the sale of live animals under Rule 14a-8(i)(7) as relating to ordinary business operations even in the face of the proponent's contention that the proposal involved important public policy issues. Also, in each of *Lowe's Companies, Inc.* (February 1, 2008) and *Home Depot, Inc.* (January 24, 2008), the Staff concurred with the registrant's decision to exclude a proposal that urged the cessation of the registrant's sale of a certain category of product (which the proponent saw as posing a danger to animals and wildlife). There, the Staff concurred with the registrant's view that it could exclude that proposal under Rule 14a-8(i)(7) as relating to ordinary business operations. *See also Rite Aid Corporation* (March 26, 2009), *CVS Caremark Corporation* (March 3, 2009), *Albertson's, Inc.* (March 18, 1999), *J.C. Penney Co.* (March 2, 1998), and *Walgreen Co.* (September 29, 1997), in each of which the Staff concurred that proposals requiring that those retailers stop selling tobacco or cigarettes were excludable under Rule 14a-8(i)(7), and *see Marriott International, Inc.* (February 13, 2009) (in which the proposal related to prohibiting the sale of sexually explicit material at registrant-related properties); *Alliant Techsystems* (May 7, 1996) (in which the proposal related to prohibition of the sale of antipersonnel mines); *Kmart Corporation* (March 13, 1992) (in which the proposal related to cessation of sale of periodicals containing certain explicit photos); and *Wal-Mart Stores, Inc.* (April 10, 1991) (in which the proposal related to a prohibition on the sale of war toys), in all of which the Staff concurred with the registrants' view that the proposals could be excluded from their proxy materials under Rule 14a-8(i)(7). Whether the proposal seeks to prohibit the sale of particular products or compel the sale of particular products, the policy and principle underlying the Staff's position in these precedents are equally applicable and, thus, apply to the Proposal.

In view of the foregoing, the Company has concluded that the Proposal may be excluded in reliance on Rule 14a-8(i)(7), as the Proposal is one that involves ordinary business matters.

B. The Proposal may be excluded from the 2010 Proxy Materials under Rule 14a-8(i)(6) because the Company does not have the power to implement the Proposal.

In Staff Legal Bulletin No. 14, the Staff warns proponents that their proposals must be within the power of the registrant to implement. The Proposal specifically requires *all* of Walmart's stores, without exception, to offer for sale a shelf stable locally produced packaged food for each 1,000 SKUs of non-perishable items stocked in the store's grocery department. As noted above, Walmart has programs focused on sourcing locally-grown food, particularly produce items. However, Walmart's sourcing must be tailored to the variety of formats and geographic diversity of Walmart's retail locations. For example, the Company has stores and Sam's Clubs around the world, including in such remote locations as Fairbanks, Alaska, where Walmart operates a supercenter.

The situation of Walmart's Fairbanks supercenter illustrates why Walmart is of the view that it does not have the power to implement the Proposal. If adopted, the Proposal would require Walmart to sell at the Fairbanks supercenter one distinct shelf stable packaged food product that is produced within 150 miles of Fairbanks for each 1,000 non-perishable products with distinct SKUs stocked in the supercenter's grocery department. The Fairbanks supercenter at any time may stock in its grocery department many thousands of non-perishable items with distinct SKUs. Based on publicly available information, Walmart believes it is highly unlikely that a sufficient number of distinct items of shelf stable packaged foods are produced within that geographic range to make Walmart's compliance with the Proposal's requirements possible at the Fairbanks supercenter. Walmart believes it would face similar issues at numerous stores located in less populous areas in the United States and in certain other countries in which the Company conducts business, such as Chile. Even if there were such suppliers at appropriate locations in relation to each of Walmart's stores and Sam's Clubs, one or more of such suppliers might decline to sell its products to Walmart, and Walmart cannot compel the suppliers to do so. Suppliers could have their complete production committed to third parties under long-term contracts or seek to sell their products only directly to consumers or to retailers in a market segment other than that occupied by Walmart. Moreover, in the event Walmart could find suppliers of foods of the type necessary to comply with the Proposal who would sell products to Walmart, such suppliers might cease to operate in the future, leaving Walmart without the ability to continue to comply with the Proposal's requirements. Walmart does not have the power to ensure compliance with the Proposal's requirements now or at all times in the future as it cannot control the existence of third-party suppliers with manufacturing facilities at appropriate locations in relation to its approximately 8,400 stores and Sam's Clubs around the world, and it cannot control whether any of such suppliers would sell products to Walmart.

In view of the foregoing, the Company has concluded that the Proposal may be excluded in reliance on Rule 14a-8(i)(6), as the Proposal is one that the Company does not have the power to implement.

IV. Conclusion.

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2010 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2010 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2010 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoff Edwards at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Erron Smith

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Mr. Lawrence S. Albert
11342 Pine Street
Omaha, Nebraska 68144

Exhibit A

THE SINGLE SOURCE, LTD. . .

Consultants & Purveyors In The Business Of Fine Foods Since 1949

PRODUCT DEVELOPMENT-PROCESSING-PACKAGING-MARKETING

The following stocholder's proposal is submitted by Lawrence S. Albert, 11342 Pine Street, Omaha, NE 68144, holder of 200 shares of Walmart common stock..

WalMart's dynamic growth and fierce competitiveness has unfortunately left an impression that the company's dominance harms many local businesses. This is especially true in the grocery field. Foods processed locally are readily available in practically all other grocery stores, but not in WalMart where national and private label brands dominate the shelves to the exclusion of virtually all others. Therefore, numerous locally produced foods are denied access to the market served by WalMart to the detriment of the local economy and is even harmful to some who make up WalMart's customer base. The purpose of this proposal is to require all WalMart stores to regularly stock a minimum of one shelf stable locally produced packaged food for each 1,000 non-perishable SKU's (individually stocked products) in each of its grocery departments. For these purposes, locally produced means having been packaged within 150 miles of any given store and excludes all perishable foods, e.g. dairy, baked, meat, fresh produce, etc.

This is a win-win situation. Local brands are many times niche-type products and carry a higher margin of profit. Even when discounted, this is of benefit to WalMart. The additional sales of these products boosts the local economy. Further, WalMart's image becomes one of supporting local businesses rather than one of driving them out of the marketplace.

WalMart stockholders are asked to support this proposal which will provide economic advantages to all concerned.

CORPORATE OFFICE
11342 Pine Street
Omaha, Nebraska 68144
E-mail: snglsource@aol.com

COMMUNICATIONS
Phone (402) 333-1221
Fax (402) 333-1494
Cell (402) 968-5969

MAILING ADDRESS
P.O. Box 241565
Omaha, NE 68124-0565

THE SINGLE SOURCE, LTD. . .
Consultants & Purveyors In The Business Of Fine Foods Since 1949
PRODUCT DEVELOPMENT-PROCESSING-PACKAGING-MARKETING

December 9, 2009

Eduardo Castro-Wright
President/CEO
Walmart Stores Division – US
702 SW 8th Street
Bentonville, AR 72716-8611

Dear Mr. Wright:

By way of introduction, I am a stockholder of Walmart Stores.

I am interested in presenting a proposal at the next stockholders' meeting. I would appreciate your direction as to the procedures that need to be followed in order to submit this proposal. If someone else in your organization can best answer my request, please forward it to that person.

Thank you.

Sincerely,

Lawrence S. Albert

CORPORATE OFFICE
11342 Pine Street
Omaha, Nebraska 68144
E-mail: snglsource@aol.com

COMMUNICATIONS
Phone (402) 333-1221
Fax (402) 333-1494
Cell (402) 968-5969

MAILING ADDRESS
P.O. Box 241565
Omaha, NE 68124-0565

Erron Smith - Legal

From: Erron Smith - Legal
Sent: Friday, December 18, 2009 10:30 AM
To: 'snglsource@aol.com'
Subject: SEC Rule 14a-8 Regarding Shareholder Proposals

Attachments: LEGAL-#4551160-v1-SEC_Rule_14a-8.pdf

Dear Mr. Albert:

Per our discussion this morning, I am attaching a copy of SEC Rule 14a-8, which sets forth the requirements for submitting a shareholder proposal. As we discussed, shareholder proposals for possible inclusion in Walmart's 2010 proxy statement must be received by Walmart on or before Monday, December 21, 2009. The fax number for the Legal Department is (479) 277-5991. Thank you.

LEGAL-#4551160-v
1-SEC_Rule_14a...

Erron Smith **Assistant General Counsel**
Corporate
Phone 479.277.0377 Fax 479.277.5991
erron.smith@walmartlegal.com

Walmart
702 S.W. 8th Street
Bentonville, AR 72716-0215
Saving people money so they can live better.

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this

case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this

chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present**

the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if

it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my**

proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

THE SINGLE SOURCE, LTD. . .
Consultants & Purveyors In The Business Of Fine Foods Since 1949
PRODUCT DEVELOPMENT-PROCESSING-PACKAGING-MARKETING

December 21, 2009

TO: Erron Smith
Corporate Attorney, WalMart
Via FAX 479-277-5991 2 Pages

SUBJECT: Stockholder's Proposal

Mr. Smith . . . .

Per our conversation, the page following this relates my proposal for consideration at the next stockholder's meeting on June 4, 2010.

In accordance with the instructions you provided, I have asked my securities broker to verify my ownership of WalMart common stock. I will forward this to you at the earliest possible date.

I appreciate your furnishing me with the procedures necessary in this matter.

Sincerely,

Lawrence S. Albert

CORPORATE OFFICE
11342 Pine Street
Omaha, Nebraska 68144
E-mail: snglsource@aol.com

COMMUNICATIONS
Phone (402) 333-1221
Fax (402) 333-1494
Cell (402) 968-5969

MAILING ADDRESS
P.O. Box 241565
Omaha, NE 68124-0565

THE SINGLE SOURCE, LTD. . .
Consultants & Purveyors In The Business Of Fine Foods Since 1949
PRODUCT DEVELOPMENT-PROCESSING-PACKAGING-MARKETING

The following stocholder's proposal is submitted by Lawrence S. Albert, 11342 Pine Street, Omaha, NE 68144, holder of 200 shares of Walmart common stock..

WalMart's dynamic growth and fierce competitiveness has unfortunately left an impression that the company's dominance harms many local businesses. This is especially true in the grocery field. Foods processed locally are readily available in practically all other grocery stores, but not in WalMart where national and private label brands dominate the shelves to the exclusion of virtually all others. Therefore, numerous locally produced foods are denied access to the market served by WalMart to the detriment of the local economy and is even harmful to some who make up WalMart's customer base. The purpose of this proposal is to require all WalMart stores to regularly stock a minimum of one shelf stable locally produced packaged food for each 1,000 non-perishable SKU's (individually stocked products) in each of its grocery departments. For these purposes, locally produced means having been packaged within 150 miles of any given store and excludes all perishable foods, e.g. dairy, baked, meat, fresh produce, etc.
This is a win-win situation. Local brands are many times niche-type products and carry a higher margin of profit. Even when discounted, this is of benefit to WalMart. The additional sales of these products boosts the local economy. Further, WalMart's image becomes one of supporting local businesses rather than one of driving them out of the marketplace.
WalMart stockholders are asked to support this proposal which will provide economic advantages to all concerned.

CORPORATE OFFICE
11342 Pine Street
Omaha, Nebraska 68144
E-mail: snglsource@aol.com

COMMUNICATIONS
Phone (402) 333-1221
Fax (402) 333-1494
Cell (402) 968-5969

MAILING ADDRESS
P.O. Box 241565
Omaha, NE 68124-0565

Walmart
Save money. Live better.
702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

Legal

Erron W. Smith
Assistant General Counsel – Corporate Division

December 31, 2009

VIA FEDERAL EXPRESS

Mr. Lawrence S. Albert
The Single Source, Ltd.
11342 Pine Street
Omaha, Nebraska 68144

Dear Mr. Albert:

On December 21, 2009, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Walmart" or the "Company") regularly stock a minimum amount of shelf space with locally produced, packaged food. Under the Securities and Exchange Commission's Rule 14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Walmart for consideration of possible inclusion in the 2010 Proxy Statement.

The Company is unable to verify that you are a record holder of shares of Walmart stock. If you beneficially hold shares of Walmart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Walmart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Walmart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Walmart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Erron Smith

Erron W. Smith
Assistant General Counsel

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the

securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However,

if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff**

that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

THE SINGLE SOURCE, LTD. . .
Consultants & Purveyors In The Business Of Fine Foods Since 1949
PRODUCT DEVELOPMENT-PROCESSING-PACKAGING-MARKETING

FAX TRANSMISSION
From The Desk Of

LAWRENCE S. ALBERT

January 4, 2010

TO: **Erron Smith**
Assistant General Counsel, Walmart
Via FAX 479-277-5991 **2 Pages**

SUBJECT: **Stockholder's Proposal**

Dear Mr. Smith . . . .

Pursuant to the stockholder's proposal I submitted on December 21st, following this sheet is confirmation of my ownership of shares in Walmart which I believe meet the requirements you previously set forth.

Further, I intend to continue holding this stock through the date of the next stockholder's meeting.

Please let me know if there is anything additional you need.

Sincerely,

Lawrence S. Albert

CORPORATE OFFICE
11342 Pine Street
Omaha, Nebraska 68144

COMMUNICATIONS
Phone (402) 333-1221
Fax (402) 333-1494

MAILING ADDRESS
P.O. Box 241565
Omaha, NE 68124-0565

SCHWAB

9401 E Panorama Circle, Englewood, CO 80112

December 30, 2009

Lawrence S Albert
11342 Pine St
Omaha, NE 68144

RE: Walmart Shares

Dear Mr. Albert:

Please accept this letter as confirmation that as of the date of this letter you hold 200 shares of Walmart stock (WMT). According to our records your initial purchase of Walmart occurred on 11/30/98, and you have maintained a position in the stock since that time.

If you have any questions please do not hesitate to call our customer service center at 800-435-9050.

Sincerely,

Suzanne Kelly
Suzanne Kelly
Resolution Manager
Charles Schwab and Co.